LIBERATE TECHNOLOGIES

310 University Avenue, Suite 201

Palo Alto, California  94301

August 26, 2005

Office of Computers and Online Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20002

Attn:  Mr. Mark P. Shuman, Esq.

Re:                               Liberate Technologies

Schedule 13E-3 filed June 23, 2005 (File No. 005-58281) and Preliminary Proxy Statement on Schedule 14A filed June 23, 2005 (File No. 0-26565)

Dear Mr. Shuman:

Liberate Technologies (the “Company”) is writing to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the letter of comments from the Staff to the Company, dated August 2, 2005 (the “Comment Letter”), with respect to the Company’s Schedule 13E-3 (File No. 005-58281) filed with the Commission on June 23, 2005 (the “Schedule 13E-3”) and the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 0-26565) filed with the Commission on June 23, 2005 (the “Schedule 14A”).  Under separate cover submitted to the Staff on August 26, 2005, the Company filed via EDGAR a letter in response to the Comment Letter (the “Response Letter”), Amendment No. 1 to the Company’s Schedule 13E-3 (“Amendment No. 1 to the Schedule 13E-3”) and Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1 to the Schedule 14A”, and together with the Amendment No. 1 to Schedule 13E-3, the “Amendments”), marked to indicate changes from the Schedule 13E-3 and Schedule 14A, as the case may be.  The changes reflected in the Amendments include those made in response to the comments of the Staff set forth in the Comment Letter.

In addition, in response to the Staff’s request in the Comment Letter, the Company hereby acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (650) 330-8960 or Kenton King at (650) 470-4500.

Very truly yours,

LIBERATE TECHNOLOGIES

By:	/s/ Gregory S. Wood
Gregory S. Wood
Executive Vice President and Chief Financial Officer